Exhibit (a)(1)(iv)

Domino’s Pizza

Stock Option Exchange Program Overview

The Background

Stock options for team members are an important part of Domino’s compensation program and philosophy. A number of the stock options that were granted in recent years are substantially “underwater,” meaning that the strike price is currently higher than the trading price of DPZ stock of the past several months. This stock option exchange program is voluntary; and provides current team members who received DPZ stock option grants on or after July 13, 2004 the opportunity to exchange certain underwater options for a new option with a lower strike price, at an exchange ratio of less than one-to-one.

NOTE: This is a voluntary program and we are not recommending whether or not you should participate. The program is contingent upon shareholder approval at the Domino’s Pizza annual shareholder meeting on April 28, regardless of your individual election. This program is also dependent upon market conditions. If market conditions materially change, the Board reserves the right to modify the program. All modifications would be communicated to you.

The Benefits

•

Participating eligible team members will receive new stock options with a lower exercise price that may be of more value than underwater options. The Domino’s stock option program will be restored to meet the original intent of motivating and retaining team members

•	Exchanged options are cancelled and returned to the authorized equity pool allowing us a greater opportunity to consider future grants to deserving team members

The Mechanics

Three key elements you need to consider in making your decision whether to participate are:

•	Strike Price = Strike price of your current stock options

•	Threshold = The cut off price to determine stock option strike prices included in the exchange, expected to be $10

•	Floor Price = $1 above the DPZ stock closing price on the last day of the exchange program offer period

How it would work:

•	For stock option grants with strike prices at or above the Threshold ($10.00), their exchange ratio will be determined by the strike price compared to the floor price:

Strike Price	Strike Price - % Reduction	Options Outstanding - % Retained
>= 2x floor price	50%	75%
< 2x floor price	up to 50%	90%

•

For example, if the DPZ stock price at the end of the exchange offer was $6.50, the floor price would be $7.50 ($6.50 +$1.00) and if the Threshold Price was $10.00, current stock options would be exchanged using the table below:

Old Strike Price	New Strike Price	New Option Grant % of Options Retained
<= $10	no change	100%
>$10 and < $15	floor price	90%
>= $15	50% of old strike price	75%

•	All options, regardless of your participation in this exchange, will retain the original options’ vesting schedule

•	If you choose to participate, all eligible stock options must be exchanged; you cannot decide on a grant-by-grant basis

The Exchange Offer Documents

You will receive your exchange offer documents via email from Domino’s that will contain all the details of the stock option exchange program. The exchange offer documents will include an FAQ to assist with questions you may have. Please ensure you review all the documents prior to making your decision whether to participate in the stock option exchange program.

The Participation Process

To make your participation election in the stock option exchange program, please go to the tender offer website at https://dominos.equitybenefits.com and follow the instructions. The website will provide you with a summary of all of your options that are eligible for the stock option exchange program.

If you are not able to submit your election electronically via the website, please email optionexchange@dominos.com or call Meghan Vesey 734-930-3989 or Joseph Abraham at 734-930-3571. Elections must be received by the Company before 12:00 p.m. EST on May 4, 2009 (or a later expiration date if we extend the Offer). Elections not made via the Offer Website or received by Domino’s by 12:00 p.m. EST on May 4, 2009, will be disregarded.